EXHIBIT 99.1

For Immediate Release	Date: July 10, 2023
23-52-TR

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited second quarter 2023 steelmaking coal sales volumes and realized prices.

Our second quarter steelmaking coal sales were 6.2 million tonnes, within our guidance of 6.2 – 6.6 million tonnes. The realized steelmaking coal price in the second quarter averaged US$264 per tonne. We expect to report a negative steelmaking coal provisional pricing adjustment of $105 million in the second quarter.

Our second quarter 2023 financial results are scheduled for release on July 27, 2023.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com